Exhibit 99.1

Curaleaf Completes Acquisition of Los Sueños

Expands Colorado Outdoor Cultivation Capacity with 66 acres

in 2nd Largest U.S. Cannabis Market

Acquisition Completes Curaleaf’s Vertical Integration and Bolsters State’s Biomass Production

WAKEFIELD, Mass., October 4, 2021 -- Curaleaf Holdings, Inc. (CSE: CURA / OTCQX: CURLF) (“Curaleaf” or the “Company”), a leading international provider of consumer products in cannabis, has successfully completed the previously announced acquisition of Los Sueños Farms and its related entities (“Los Sueños”), the largest outdoor grow in Colorado.

Boris Jordan, Executive Chairman of Curaleaf, stated, “We’re very excited about the closing of the Los Sueños acquisition. The vertical integration of our business in Colorado significantly strengthens Curaleaf’s market presence in the second largest state cannabis market in the U.S. This deal provides Curaleaf with a high-quality, efficient, and low-cost supply of biomass to support our wholesale and retail customers in Colorado and, once interstate commerce is allowed, on a regional scale. Overall, our newly expanded cultivation capacity will allow us to better serve Colorado’s $2.2 billion annual cannabis market opportunity.”

Following the successful completion of the Los Sueños acquisition, Curaleaf gains three Pueblo, Colorado outdoor cannabis grow facilities covering 66 acres of cultivation capacity including land, equipment and licensed operating entities; an 1,800 plant indoor grow; and two retail cannabis dispensary locations serving adult use customers. As the largest cannabis biomass producer in the state, the Los Sueños facilities will help fuel the Company’s Select brand’s already market-leading presence in Colorado with a variety of best-in-class cannabis products distributed to nearly 2,000 locations across 18 states.

Bob DeGabrielle, Los Sueños founder and Colorado cannabis industry expert, will continue to oversee the Los Sueños operation and will take responsibility for Curaleaf’s Colorado wholesale and retail businesses.

Joseph Bayern, CEO of Curaleaf, commented, “The Los Sueños acquisition provides important new cultivation capacity to accelerate our growth and share in the fast-growing Colorado market. By leveraging the outdoor grow expertise of the talented Los Sueños team, we will optimize our new outdoor scale and cultivation technologies to lower our total cost of delivery, with the genetics that we perfect there serving as a center of excellence for all our future U.S. outdoor cultivation capabilities.”

About Curaleaf Holdings

Curaleaf Holdings, Inc. (CSE: CURA) (OTCQX: CURLF) ("Curaleaf") is a leading international provider of consumer products in cannabis with a mission to improve lives by providing clarity around cannabis and confidence around consumption. As a high-growth cannabis company known for quality, expertise and reliability, the Company and its brands, including Curaleaf and Select, provide industry-leading service, product selection and accessibility across the medical and adult-use markets. In the United States, Curaleaf currently operates in 23 states with 109 dispensaries, 22 cultivation sites and over 30 processing sites, and employs over 5,000 team members. Curaleaf International is the largest vertically integrated cannabis company in Europe with a unique supply and distribution network throughout the European market, bringing together pioneering science and research with cutting-edge cultivation, extraction and production. Curaleaf is listed on the Canadian Securities Exchange under the symbol CURA and trades on the OTCQX market under the symbol CURLF. For more information, please visit https://ir.curaleaf.com.

Curaleaf IR Twitter Account: https://twitter.com/Curaleaf_IR

Investor Toolkit: https://ir.curaleaf.com/investor-toolkit

Investor Relations Website: https://ir.curaleaf.com/

Forward Looking Statements

This media advisory contains forward–looking statements and forward–looking information within the meaning of applicable securities laws. These statements relate to future events or future performance. All statements other than statements of historical fact may be forward–looking statements or information. Generally, forward-looking statements and information may be identified by the use of forward-looking terminology such as "plans", "expects" or, "proposed", "is expected", "intends", "anticipates", or "believes", or variations of such words and phrases, or by the use of words or phrases which state that certain actions, events or results may, could, would, or might occur or be achieved. More particularly and without limitation, this news release contains forward–looking statements and information concerning the completion of the acquisition of Los Sueños Farms and its related entities (“Los Sueños”). Such forward-looking statements and information reflect management's current beliefs and are based on assumptions made by and information currently available to the company with respect to the matter described in this new release. Forward-looking statements involve risks and uncertainties, which are based on current expectations as of the date of this release and subject to known and unknown risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements. Additional information about these assumptions and risks and uncertainties is contained under "Risk Factors and Uncertainties" in the Company's latest annual information form filed April 28, 2021, which is available under the Company's SEDAR profile at http://www.sedar.com, and in other filings that the Company has made and may make with applicable securities authorities in the future. Forward-looking statements contained herein are made only as to the date of this press release and we undertake no obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required by law. We caution investors not to place considerable reliance on the forward looking statements contained in this press release. The Canadian Securities Exchange has not reviewed, approved or disapproved the content of this news release.

Investor Contact:

Curaleaf Holdings, Inc.

Carlos Madrazo, SVP Head of IR & Capital Markets

IR@curaleaf.com

Media Contact:

Curaleaf Holdings, Inc.

Tracy Brady, VP Corporate Communications

Media@curaleaf.com

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